Exhibit 4.2

ADDENDUM TO ACQUISITION AND DISPOSAL AGREEMENT

between

AFRICAN RAINBOW MINERALS & EXPLORATION INVESTMENTS (PROPRIETARY) LIMITED

(a private company incorporated in accordance with the laws of South Africa under Registration No.1997/020158/07 with its principal office at ARM House, 29 Impala Road, Chislehurston, 2146, South Africa)
(“ARMI”)

and

ANGLOVAAL MINING LIMITED

(a public company incorporated in accordance with the laws of South Africa under Registration No. 1933/004580/06 with its principal office at 56 Main Street, Johannesburg, 2001, South Africa)
(“Avmin”)

PREAMBLE

A.	ARMI and Avmin concluded an Acquisition and Disposal Agreement on 16 February 2004 (“the Agreement”) in terms of which Avmin acquired ARMI’s shareholding in Harmony Gold Mining Company Limited, African Rainbow Minerals Platinum (Proprietary) Limited and ARMI’s claim on loan account against ARM Mining Consortium Limited (“the ARM Consortium Debt”).

B.	The parties wish to amend certain provisions of the Agreement relating to the shares in Avmin to be subscribed for by ARMI.

THE PARTIES ACCORDINGLY AGREE THAT

1.	Unless the context indicates otherwise, words and expressions defined in the Agreement shall have the same meanings in this addendum as those ascribed to them in the Agreement.

2.	The Agreement be and is hereby amended as follows:

2.1	by deleting clauses 4.2 and 4.3 and substituting them with the following new clauses 4.2 and 4.3:

“4.2	Amount of Purchase Price

The purchase price payable by Avmin for all of the ARMI Harmony Shares and the ARM Consortium Debt is R4,046,910,550 (four billion forty six million nine hundred and ten thousand five hundred and fifty rands) in the aggregate, allocated as follows:

4.2.1	R3,537,692,147 (three billion five hundred and thirty seven million six hundred and ninety two thousand one hundred and forty seven rands) for the ARMI Harmony Shares; and

4.2.2	R509,218,403 (five hundred and nine million two hundred and eighteen thousand four hundred and three rnnds) for the ARM Consortium Debt.

4.3	Payment of Purchase Price

The aggregate purchase price of R4,046,910,550 shall be payable by Avmin to ARMI at the Closing Meeting against delivery of the ARMI Harmony Shares and the ARM Consortium Debt to Avmin, and the completion of all the other matters to be completed at the Closing Meeting in accordance with clause 7 below.”

2.2	by deleting clause 5 and substituting it with the following new clause 5:

“5	ARMI’S SUBSCRIPTION FOR 80,938,211 OF THE NEW AVMIN SHARES

5.1	Agreement to Subscribe

5.1.1	ARMI agrees with Avmin to subscribe for 80,938,211 (eighty million nine hundred and thirty eight thousand two hundred and eleven) of the New Avmin Shares, for a subscription price of R50 (fifty rands) per share (of which R0.05 (five cents) shall be credited to share capital and R49.95 (forty nine rands and ninety five cents) to share premium), and the total sum of R4,046,910,550 (four billion forty six million nine hundred and ten thousand five hundred and fifty rands) so determined shall be payable against their allotment and issue to ARMI and against the completion of all the other matters to be completed at the Closing Meeting in accordance with clause 7 below.

5.1.2	Upon the allotment of those 80,938,211 (eighty million nine hundred and thirty eight thousand two hundred and eleven) Avmin Shares to ARMI, they shall rank pan passu in all respects with all of the Avmin Shares then in issue.

5.2.	Allotment and Issue of 80,938,211 of the New Avmin Shares

Avmin agrees with ARMI to allot and issue those 80,938,211 (eighty million nine hundred and thirty eight thousand two hundred and eleven) of the New Avmin Shares to ARMI against the discharge of their subscription price, and the completion of all the other matters to be completed at the Closing Meeting in accordance with clause 7 below.

2.3  by deleting clause 6 and substituting it with the following new clause 6:

“6.	EXCHANGE OF THE ARM PLATINUM SHARES FOR NEW AVMIN SHARES

6.1	Agreement to Exchange

Avmin agrees with ARMI to acquire from ARMI the ARM Platinum Shares, in exchange for 6,812,206 (six million eight hundred and twelve thousand two hundred and six) of the New Avmin Shares upon and subject to the terms and conditions of this Agreement.

6.2	ARMI to Subscribe for 6,812,206 of the New Avmin Shares

ARMI shall apply and subscribe for 6,812,206 (six million eight hundred and twelve thousand two hundred and six) of the New Avmin Shares for a consideration comprising the ARM Platinum Shares, which shall be transferred to Avmin against the allotment and issue to ARMI of those New Avmin Shares and the completion of the other matters to be completed at the Closing Meeting in accordance with clause 7 below.

6.3	Allotment and Issue of 6,812,206 of the New Avmin Shares

6.3.1	Avmin shall, upon the transfer to it of the ARM Platinum Shares and against the completion of all the other matters to be completed at the Closing Meeting in accordance with clause 7 below, allot and issue 6,812,206 (six million eight hundred and twelve thousand two hundred and six) of the New Avmin Shares to ARMI which, upon their allotment, shall rank pari passu in all respects with all of the Avmin Shares then in issue.

6.32	Upon the allotment of those 6,812,206 (six million eight hundred and twelve thousand two hundred and six) of the New Avmin Shares to ARMI, Avmin’s share capital account shall be credited with R340,610,30 (three hundred and forty thousand six hundred and ten rands and thirty cents) and its share premium account with R340,269,689.70 (three hundred and forty million two hundred and sixty nine thousand six hundred and eighty-nine rends and seventy cents).”

2.4	by deleting paragraphs (a) and (b) of Appendix 3 and substituting it with the following new paragraphs (a) and (b):

“(a)	80,938,211 of the New Avmin Shares for a subscription price of R50 per share, making a total of R4,046,910,550 in all for these shares, which shall be payable in accordance with the requirements of the Agreement; and

(b)	6,812,206 of the New Avmin Shares for a subscription consideration comprising the ARM Platinum Shares, which will be transferred to Avmin in accordance with the requirements of the Agreement”.

2.5	by deleting clause 3.2.21 of Appendix 6 and substituting it with the following new clauses 3.2.21 and 3.2.22.

“3.2.21	as at 31 December 2003, the outstanding amount owed by ARM Consortium under the Modikwa Finance Agreements was R691,287,725.86 and between 31 December 2003 and the Signature Date no further loans were made to ARM Consortium by third party financiers

3.2.2.2	as at 31 December 2003 the outstanding amount owed by ARMI under the BoE Loan Agreement was R40,000,000”.

3.	All other terms and conditions of the Agreement shall remain unaltered.

4.	This addendum may be executed in any number of counterparts, all of which, taken together shall constitute one and the same instrument. Either Party may enter into this addendum by signing any such counterpart.

SIGNED at SANDTION on 15 MARCH 2004.
	For:	AFRICAN RAINBOW MINERALS & EXPLORATION INVESTMENTS (PROPRIETARY) LIMITED

who warrants that he is duly authorised

SIGNED at JOHANNESBURG on 15 MARCH 2004.

	For:	ANGLOVAAL MINING LIMITED

who warrants that he is duly authorised